FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F _____ Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)
                                  Yes ____  No ____

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

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This Form 6-K consists of:

The announcement on application for offering commercial paper by a subsidiary of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on May 16, 2006.




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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                               By /s/ Miao Jianhua

                               By /s/ Mok Kam Wan







                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    May 17, 2006


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                                [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                [GRAPHIC OMITTED]
           (Incorporated in Hong Kong with limited liability under the
                              Companies Ordinance)
                                (Stock Code: 906)

                                  ANNOUNCEMENT

China Netcom Group Corporation (Hong Kong) Limited (the "Company") hereby announces that the board of directors of China Netcom (Group) Company Limited, a wholly owned subsidiary of the Company, approved a resolution on 15 May 2006 to make an application to the People's Bank of China (the "PBOC") for the offering of commercial paper with an outstanding amount not exceeding RMB20 billion (the "CP"). The term of repayment of the CP in the proposed offering shall be not more than 365 days. The offering of the CP shall be made within one year from the date on which registration of the CP at the PBOC is completed. The Company will make a further announcement after the terms of the CP have been finalised.


                                              By Order of the Board
                                         CHINA NETCOM GROUP CORPORATION
                                               (HONG KONG) LIMITED
                                                 Zhang Chunjiang
                                                    Chairman

Hong Kong, 16 May 2006

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.